UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 27, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     DATE, TIME AND PLACE: Held on February 27, 2019, at 11:00am, at the headquarters of Fibria Celulose S.A. (“Company” or “Fibria”), located at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010.

2.                                     ATTENDANCE: All directors of the Company were present, namely: Walter Schalka (Chairman of the Board of Directors), Pablo Francisco Gimenez Machado (Director) and Vinicius Nonino (Director).

3.                                     CHAIRMAN AND SECRETARY: Mr. Walter Schalka presided the Meeting and Vinicius Nonino acted as secretary.

4.                                     AGENDA: Resolve on: (i) the approval of the execution of the Protocol and Justification of the merger of the Company into Suzano (as defined below) (“Merger Agreement”); (ii) the approval of the merger of the Company into Suzano Papel e Celulose S.A., a publicly-held company, with its headquarters in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, 1752, Bairro Pituba, CEP 41810-012, enrolled with the CNPJ/ME under No 16.404.287/0001-55, registered in the Board of Trade of São Paulo under NIRE 29.300.016.331 (“Suzano” and “Merger”); (iii) the ratification of the appointment of PricewaterhouseCoopers, a company with its headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, under the terms of article 227 of Law 6,404, of December 15, 1976, as amended (“Appraisal Report” and “Brazilian Corporation Law”); (iv) the approval of the Appraisal Report; and (v) the calling of an Extraordinary General Shareholders’ Meeting to resolve on the matters above (“Fibria GSM”).

5.                                     RESOLUTIONS: After analyzing and discussing the matters on the agenda, the directors attending the meeting unanimously decided as follows, without reservations:

5.1.                           After analyzing the Appraisal Report, approve, ad referendum of Fibria GSM, the Merger Agreement, which sets forth the general terms and conditions of the Merger, its

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justifications and the criteria for assessing Fibria’s equity to be merged into Suzano, authorizing the Company’s managers to proceed with its execution. After being authenticated by the Presiding Board, the Merger Agreement shall be attached hereto in the form of Exhibit A.

5.2.                           Propose to the Fibria GSM: (i) the approval of the Merger; (ii) the ratification of the appointment of PwC to prepare the Appraisal Report; and (iii) the approval of the Appraisal Report. The Appraisal Report constitutes Exhibit I of the Merger Agreement.

5.2.1.                Note that Suzano is the owner of the totality of the capital stock of Fibria, and in light of CVM’s Committee (Colegiado da CVM) decision of February 15, 2018, with respect to SEI Proceeding No. 19957.011351/2017-21, the draft of the appraisal report referred to in article 264 of the Brazilian Corporations Law is not required.

5.2.2.                Note that there is no need to discuss the right of withdrawal of the Company’s shareholders for purposes of the Merger, once the applicable law limits such right to the shareholders of the merged company and Fibria is a wholly owned subsidiary of the Company. Therefore, it is also not the case of dissenting shareholders, and, as a consequence, of reimbursement amount to the Fibria’ shareholders as a result of the Merger.

5.2.3.                The Merger will not result in any capital increase of Suzano and, consequently, there will be no share exchange ratio, considering that the Company is Suzano’s wholly-owned subsidiary.

5.3.                           Approve the calling of the Fibria GSM to resolve on or ratify, as the case may be, the matters above.

5.4.                           Pursuant to the Bylaws of the Company, authorize the Board of Officers of the Company to take all and any measures, execute any agreements and/or instruments and amendments that are necessary or appropriate for the abovementioned resolutions.

6.                                     ADJOURNMENT: There being no further matters to be discussed, the meeting was adjourned and these minutes were drafted, read, approved and signed by all directors physically present. Presiding Board: Walter Schalka — Chairman; Pablo F. Gimenez Machado — Secretary. Directors: (i) Walter Schalka; (ii) Pablo Francisco Gimenez Machado; and (iii) Vinicius Nonino.

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This is a true copy of the original drawn up in the records of the Company.

São Paulo, February 27, 2019.

Presiding Board:

Walter Schalka	Vinicius Nonino
Chairman of the Meeting and of the Board	Secretary

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FIBRIA CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON FEBRUARY 27, 2019

EXHIBIT A — MERGER AGREEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2019

Fibria Celulose S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director